ANNUAL GENERAL MEETING

Date: Wednesday, May 22, 2013

Time: 10 am Pacific

Location: Fairmont Waterfront Hotel
900 Canada Place Way
Vancouver, BC Canada

Please join us.

The Board of Directors of Endeavour Silver invite you to attend the 2013 Annual General Meeting.

Reserve your copy

Our 2012 *Annual Review*, which includes our first-ever sustainability review, will be available at our AGM. This comprehensive report documents our financial, operating, and sustainability performance, highlighted by our eighth consecutive year of growth in revenue, cash flow, production, reserves, and resources.


CONTINUOUS
IMPROVEMENT

In support of reducing our environmental footprint, we will not be printing and mailing reports to all shareholders, but you can request a printed copy.

It will also be available online May 22, 2013 at www.edrsilver.com for download.

ENDEAVOUR SILVER

To request a printed copy:
Call Toll Free: 877.685.9775
Email: info@edrsilver.com